(212) 818-8881	(212) 818-8638
email address
jgallant@graubard.com

December 22, 2014

Mark P. Shuman, Esq.

Branch Chief - Legal

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	E-compass Acquisition Corp.

Confidential Draft Registration Statement on Form S-1

Submitted: November 17, 2014

CIK No. 0001625042

Dear Mr. Shuman:

On behalf of E-compass Acquisition Corp. (the “Company”), we respond as follows to the Staff’s comment letter, dated December 11, 2014, relating to the above-captioned Confidential Draft Registration Statement on Form S-1 (“Registration Statement”). Captions and page references herein correspond to those set forth in the Registration Statement, a copy of which has been marked with the changes from the original submission of the Confidential Draft Registration Statement. We are also delivering three (3) courtesy copies of such marked copy to Jeff Kauten.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

General

1.	Please describe the manner in which Mr. Liu’s affiliate has committed to purchase 230,000 units in an unregistered offering to be completed concurrently with the public offering. Also describe the manner in which Mr. Liu’s affiliate has agreed to purchase units equal to additional commissions the company will owe to the underwriter, in the event investors introduced to the underwriter by the company do not purchase at least $20 million of the units. It appears you should file any written agreements relating to these arrangements as exhibits. With respect to each of these purchase obligations, tell us the basis on which you have concluded that the offers and proposed sales to Mr. Liu’s affiliate should not be integrated with the registered offering.

We respectfully wish to advise the Staff that Mr. Liu’s affiliate’s commitment to purchase the above-referenced securities will be evidenced by a written subscription agreement that was agreed to prior to the time of filing of the Registration Statement, a copy of which is being filed with this submission of the Registration Statement.

Securities and Exchange Commission

December 22, 2014

In accordance with Question 139.25 of the Staff’s Securities Act Sections Compliance and Disclosure Interpretations, the Commissions guidance on concurrent public and private offerings focuses on how the investors in the private offering are solicited – whether by the registration statement or through some other means that would not otherwise foreclose the availability of the Section 4(2) exemption. If the investors in the private offering become interested in the private offering by means of the registration statement, then the registration statement will have served as a general solicitation for the securities being offered privately and Section 4(2) would not be available. On the other hand, if the investors in the private offering become interested in the private offering through some means other than the registration statement – for example, there is a substantive, pre-existing relationship between the investors and the company – then the registration statement would not have served as a general solicitation for the private offering and Section 4(2) would be available, assuming the offering is otherwise consistent with the exemption. Hence, there would be no integration of the private offering with the public offering. Here, Mr. Liu’s affiliate’s participation is not the result of a general solicitation through the use of the Registration Statement but instead through the knowledge of the Company’s proposed operations as a result of Mr. Liu’s officer status. As a result, such private transactions should not be integrated with the public offering.

2.	With respect to the persons who will identify and introduce investors to the underwriter interested in purchasing at least $20 million of the units and who purchase not less than $10 million of the units, please provide a reasonably detailed analysis in your response of whether those persons are dealers as that term is used in the Exchange Act. Please ensure that your analysis includes the similar activities your affiliates performed in the recent public offering by Sino Mercury, in evaluating whether your affiliates are engaged in the business of buying and selling securities.

The term “dealer” is defined in the Securities Exchange Act of 1934, as amended, as “any person who engages either for all or part of his time, directly or indirectly, as agent, broker, or principal, in the business of offering, buying, selling, or otherwise dealing or trading in securities issued by another person.” In the present case, any introductions of investors as described above will be made only by the Company’s officers and directors while acting solely in their official capacities on behalf of the Company. The officers and directors will receive no special compensation for introducing potential investors in the initial public offering and, in fact, are prohibited from receiving any compensation from the Company prior to the completion of an initial business combination. In addition, the officers and directors were not specially appointed in connection with the selling activity. The officers and directors were selected based on their business experience and their anticipated contribution to the Company’s search for an initial business combination. Furthermore, the officers and directors are not engaging in the foregoing activities in connection with the business of offering, buying, selling, or otherwise dealing or trading in securities. Accordingly, we respectfully submit that the Company’s officers and directors, merely by introducing investors to the underwriter on behalf of the Company as part of their regular corporate duties, should not be considered dealers. In Sino Mercury’s case, when these affiliates introduced investors, each of them was serving as an officer and/or director of Sino Mercury and, making efforts to introduce investors was part of their responsibilities as officers and/or directors in light of the nature of the company’s business and stage in which the company was.

Securities and Exchange Commission

December 22, 2014

3.	With respect to every third-party statement in your prospectus, such as the information provided by the National Bureau of Statistics of China, China Internet Network Information Center, iResearch, Euromonitor International and IDC, please provide us with copies of the relevant portions of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Also, tell us whether you commissioned any of the studies or reports.

We are supplementally providing the Staff with copies of the relevant portions of the above-referenced industry research reports cited in the Registration Statement. We respectfully advise the Staff that none of such reports were commissioned on behalf of the Company.

Prospectus Summary, page 1

4.	You include a list of defined terms on the first page of the summary section before you describe your company or the investment opportunity. Use of a specialized vocabulary should be avoided, and words or phrases that are readily understandable need not be provided legalistic definitions. See SEC Release No. 33-7497. To the extent that specially defined terms are necessary in your document, the glossary should be moved to a section of the prospectus that is not subject to Rule 421(d). In many instances it appears a word or phrase can be described concisely in the sentence in which it appears, obviating the need for a defined term.

We have revised the disclosure in the Registration Statement as requested.

5.	With respect to the penultimate bullet point on page 1, in appropriate locations please explain the effect on the compensation to the underwriters if less than $20 million of the units are purchased by investors introduced to you to the underwriter, rather than assuming throughout that at least $20 million of the units will be purchased by investors you introduce to the underwriter.

We respectfully direct the Staff to the table set forth on the cover page of the prospectus and within the section titled “Underwriting – Commissions and Discounts.” Footnote 2 of such tables indicates that the Company will be required to pay the underwriter an additional $0.15 per unit, or an aggregate of $300,000 on up to 2,000,000 units if the Company does not introduce any investors to the underwriter to purchase units in this offering. We have revised the disclosure on page 4 of the Registration Statement to indicate the foregoing as requested.

Securities and Exchange Commission

December 22, 2014

6.	Please provide us with support for the statement on page 3 that the aggregate purchase price and per share purchase prices paid by the insiders for the 1.15 million shares are the same amount typically paid for initial securities of similarly structured blank check companies. In your response, identify the similarly structured entities that you used for the basis for this conclusion.

The above-referenced statement is based on the fact that Graubard Miller, the Company’s counsel, has served as either issuer or underwriter counsel in over 80 similarly structured blank check company offerings, including the initial public offering for Sino Mercury, and in each instance, the amount paid by the initial shareholders for their initial securities was $25,000.

7.	Please revise to disclose that you will not be required to obtain a fairness opinion from a financial advisor to support the board’s determination that a target business has a value at least equal to 80% of the balance in the trust account.

We have revised the disclosure on page 2 of the Registration Statement as requested.

8.	Please include a discussion of the limitations imposed by the People’s Republic of China on the businesses you may acquire.

We have revised the disclosure on page 2 of the Registration Statement as requested.

9.	Please briefly describe the standard the parties will apply in determining whether an investor is “introduced” by the company to the underwriter, and include a cross-reference to the page where you discuss this matter in reasonable detail.

An investor will be deemed to be introduced by the Company to the underwriter if such investor has not previously invested in similarly structured blank check companies through the underwriter and are listed in a schedule to the underwriting agreement. We have revised the disclosure on pages 4 and 100 of the Registration Statement to reflect the foregoing as requested.

Securities and Exchange Commission

December 22, 2014

The Offering

Shareholder approval of initial business combination, page 9

10.	Please briefly summarize here the substantive and procedural requirements associated with the shareholder meeting that would be held for approval of a proposed initial business combination. Include a cross-reference to a more fulsome description of these requirements in an appropriate place elsewhere in the document. Such description should address the requirements both of Cayman Islands law and the offering terms, as well as when notice of such a meeting or the time to vote will be provided to shareholders and the manner in which they may vote.

We have revised the disclosure on pages 9 and 59 of the Registration Statement as requested.

Risk Factors

Risks Associated with Our Business, page 16

11.	Please include a risk factor that addresses the fact that your auditor has issued a going concern opinion.

We have revised the disclosure on page 16 of the Registration Statement as requested.

12.	We note that your requirement to acquire a target with a value equal to at least 80% of the funds in the trust account is based upon Nasdaq listing rules. Please revise to include a risk factor stating that you would not be subject to this rule if Nasdaq delists your securities.

We have revised the disclosure on page 20 of the Registration Statement as requested.

13.	If you intend to rely on Nasdaq rules that permit foreign private issuers to follow their home country requirements to some extent concerning corporate governance issues, then please include a separate risk factor to disclose this reliance and describe the corporate governance matters affected.

We wish to advise the Staff that the Company does not intend to rely on home country requirements relating to corporate governance issues. Accordingly, we respectfully have not revised the disclosure in response to this comment.

Since we have not yet selected a particular industry..., page 19

14.	Please revise your statement here and elsewhere in your filing that you may consummate a business combination with a company in any location or industry you choose to disclose the limitations on acquisitions imposed by the laws of the People’s Republic of China. Briefly address the extent to which acquisitions by a Cayman Islands entity controlled by non-PRC shareholders of businesses operating in the e-commerce and retail industry in the PRC are prohibited or restricted, and include a cross-reference to the page where you discuss this matter more fully.

We have revised the disclosure on page 19 of the Registration Statement as requested.

Securities and Exchange Commission

December 22, 2014

The requirement that the target business or business that . . . page 19

15.	Please expand this paragraph to describe concisely how fair market value will be determined for the purpose of the Nasdaq rule.

We respectfully direct the Staff to the following language contained on page 2 of the Registration Statement which sets forth how the fair market value will be determined for purposes of the Nasdaq rule:

“The fair market value of the target will be determined by our board of directors based upon one or more standards generally accepted by the financial community (such as actual and potential sales, earnings, cash flow and/or book value).”

We have revised the disclosure on page 20 of the Registration Statement to include the foregoing disclosure as requested.

We may not seek an opinion from an unaffiliated third party as to the fair market value . . . , page 26

16.	Please reconcile the statement on page 26 that you are not required to obtain an opinion from an unaffiliated third party regarding the market value of the target business with the disclosure on page 51 that you will obtain an independent appraisal from an investment bank or industry report for the purpose of determining the value of any contractual arrangement. Consistently indicate whether you will receive an opinion of a third party to the effect that the 80% net asset test will be met by your initial business combination.

We have revised the disclosure on pages 53 and 58 of the Registration Statement as requested to consistently indicate that the Company will not be required to obtain an opinion on the net asset requirement.

If we acquire control of a target business though contractual arrangements with . . ., page 29

17.	Clarify the extent to which a direct acquisition of a PRC business engaging in e-commerce or retail would be prohibited. Briefly identify the risks to investors associated with effecting an acquisition through a VIE structure. More fully explain why you may have difficulty enforcing the VIE-structure agreements and discuss the potential impact in the event the contracting parties do not comply with the agreements or you are unable to enforce your rights under those agreements, including the potential loss of control of an acquired business and the possible impact on your financial presentation.

We have revised the disclosure on pages 32 and 33 of the Registration Statement as requested.

Securities and Exchange Commission

December 22, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations Controls and Procedures, page 45

18.	You state that you will be required to comply with the internal control requirements of the Sarbanes-Oxley Act for the fiscal year ending December 31, 2015. However, it appears that you will be required to provide management’s initial evaluation of the effectiveness of your internal controls at December 31, 2016, and that you will not be required to provide a report of an independent accountant regarding the effectiveness of your internal controls over financial reporting so long as you remain a smaller reporting company. Please revise this section as well as the corresponding disclosure on page 61.

We have revised the disclosure on pages 47 and 64 of the Registration Statement as requested.

Proposed Business

Competitive Strengths, page 52

19.	You state that your management team has not previously been associated with any other similarly structured blank check company that has consummated a business combination. In view of the substantial similarity of Sino Mercury and its offering to the transaction you propose, your disclosure should emphasize that your management team led a substantially similar public offering by Sino Mercury completed in August 2014, but that Sino Mercury has not been successful in identifying an acquisition or consummating an acquisition for that blank check issuer. Please revise.

We have revised the disclosure on page 54 of the Registration Statement as requested.

Shareholder Approval of Business Combination, page 57

20.	On page 58 you indicate that the initial shareholders will not have conversion rights. Additionally, the liquidation rights of the initial shareholders vary from those of the public investors. In your response letter please tell us whether the convertible securities to be sold to the public and the non-convertible shares purchased by the initial shareholders are considered separate classes of securities under Cayman Islands law. Please explain the basis for your conclusion in this regard. Tell us whether the convertible and non-convertible securities are entitled to vote separately with respect to any proposed business combination, and provide your analysis supporting the conclusion.

Securities and Exchange Commission

December 22, 2014

We respectfully wish to advise the Staff that the Company has only one class of ordinary shares. The above-referenced differences are contractual in nature and not related to the securities themselves. We direct the Staff to the representative language contained on page 3 of the Registration Statement and set forth below which reads as follows:

“The insider shares are identical to the ordinary shares included in the units being sold in this offering. However, our initial shareholders have agreed, pursuant to written agreements with us, (A) to vote their insider shares and any public shares acquired in or after this offering in favor of any proposed business combination, (B) not to propose, or vote in favor of, an amendment to our amended and restated memorandum and articles of association with respect to our pre-business combination activities prior to the consummation of such a business combination unless we provide dissenting public shareholders with the opportunity to convert their public shares in connection with any such vote….” (emphasis omitted)

We believe the foregoing makes clear that there is only one class of securities and therefore have not revised the disclosure in the Registration Statement in response to this comment.

Management, page 65

21.	Please consider expanding this section to describe in reasonable detail the specific business experience of your executive officers in the identification of target business acquisitions, the negotiation of acquisition agreements, and the consummation of business acquisitions, during the course of their professional experiences.

We have revised the above-referenced section to provide the business experience of the Company’s executive officers in identifying and consummating business acquisitions as requested.

Principal Shareholders, page 73

22.	Please include a statement that provides the number of record holders in the United States and the corresponding percentage of your outstanding stock currently held in the United States. See Item 7.A.2 of Form 20-F.

We have revised the disclosure on page 77 of the Registration Statement as requested.

Underwriting, page 98

23.	In the second paragraph following the table on page 98, please state that the underwriter’s purchase obligation is conditioned upon the purchase of $10 million of units by investors that are introduced to the underwriter by you. Provide a materially complete explanation of how investors introduced by you to the underwriter will be identified and distinguished from investors that are not identified by you.

We have revised the disclosure on page 100 of the Registration Statement as requested.

Securities and Exchange Commission

December 22, 2014

24.	In an appropriately captioned sub-section, discuss your agreement to introduce the underwriter to investors that are interested in purchasing at least $20 million of the units. Indicate whether there are consequences in the event investors interested in purchasing at least $20 million of the units are not introduced by you to the underwriters. Discuss the process you will use to identify investors that are interested in purchasing at least half of the units. Also, describe the classes of potential investors you will contact to identify persons with an interest in investing. In your response letter, please tell us when the process of identifying interested investors will begin, the manner in which potential investors will be contacted by you, and the process you will use to establish the interest of potential investors.

The process of identifying interested investors will begin 21 days after the public filing of the Registration Statement in accordance with the JOBS Act. The Company anticipates that its officers and directors will approach high-net worth and accredited individuals and entities that they have a prior business relationship with to satisfy this requirement. To the extent that such individuals or entities have an interest in investing in the Company’s securities, the officers and directors will introduce such individuals and entities to the underwriter to confirm they have not previously invested in similarly structured blank check companies through the underwriter. We have revised the disclosure on page 100 of the Registration Statement as requested to reflect the foregoing.

Notes to the Financial Statements, page F-7

25.	Please provide a subsequent events footnote disclosure to disclose the date through which subsequent events have been evaluated. Refer to FASB ASC 855-10-50.

We have revised the disclosure on page F-11 of the Registration Statement as requested.

Note 3 — Proposed Public Offering, page F-11

26.	Disclose how you intend to account for the units sold in this offering. Specifically address how these units will be classified and describe your accounting for the rights. Cite the accounting literature that supports your accounting.

We have revised the disclosure on page F-11 of the Registration Statement as requested.

Securities and Exchange Commission

December 22, 2014

Note 6 – Commitments

Underwriter Fees, page F-12

27.	Please expand your disclosure to clarify your accounting for the underwriting discount of 3% of the gross proceeds of the Proposed Public Offering.

We have revised the disclosure on page F-12 of the Registration Statement as requested.

Other

28.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

We will supplementally provide the Staff with copies of all written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. To date, no such written communications exist.

29.	Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, refer to Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

We wish to advise the Staff that except as already included in the Registration Statement, the Company does not currently anticipate using any graphical materials or artwork in the prospectus. However, if it determines to do so in the future, we will supplementally provide the Staff with copies of any such graphical materials or artwork as requested.

*************

Securities and Exchange Commission

December 22, 2014

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

Jeffrey M. Gallant

cc:	Mr. Richard Xu